September 17, 2018
ROBERT A. FREEDMAN		EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Irene Barberena-Meissner, Staff Attorney
Kevin Dougherty, Staff Attorney
Ethan Horowitz, Accounting Branch Chief
Wei Lu, Staff Accountant

Re:	Sutro Biopharma, Inc.
Registration Statement on Form S-1 filed on August 29, 2018
File No. 333-227103

Ladies and Gentlemen:

On behalf of Sutro Biopharma, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-227103) initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2018 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 11, 2018 (the “Letter”) with respect to the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement as initially filed.

Risk Factors, page 13

Anti-takeover provisions in our charter documents and under Delaware law…., page 65

1.

We note your revised disclosure that under your bylaws, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure here or include a separate risk factor to discuss the risks associated with such provision.

In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 67 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 17, 2018

Description of Capital Stock, page 169

Restated Certificate of Incorporation and Restated Bylaw Provisions, page 173

Choice of Forum, page 174

2.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

In response to the Staff’s comment, the Company has revised its disclosure on page 177 of Amendment No. 1 and has revised its restated certificate of incorporation to be effective upon completion of the Company’s initial public offering to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, would not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934.

* * * * * * *

U.S. Securities and Exchange Commission

September 17, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman
Partner

cc:	William J. Newell, Chief Executive Officer
Edward Albini, Chief Financial Officer
Sutro Biopharma, Inc.

Amanda L. Rose
Fenwick & West LLP

David Peinsipp
Charles S. Kim
Andrew S. Williamson
Cooley LLP